[Thermo Letterhead]











                                                June 30, 2006

VIA FACSIMILE AND EDGAR

Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC  20549

      RE:   THERMO ELECTRON CORPORATION
            REGISTRATION STATEMENT ON FORM S-4
            FILED JUNE 8, 2006
            FILE NO. 333-134868


Dear Mr. Mancuso:

      Set forth below are the responses of Thermo Electron Corporation ("Thermo") to the comments of the Staff of the Commission with respect to the above-referenced filing given by letter dated June 28, 2006. Each response follows the text of the comment to which it relates.

GENERAL

1. WE NOTE YOUR PENDING APPLICATION FOR CONFIDENTIAL TREATMENT. WE WILL REVIEW AND PROVIDE ANY COMMENTS OF YOUR APPLICATION SEPARATELY. COMMENTS MUST BE RESOLVED AND YOUR APPLICATION MUST BE COMPLETE BEFORE WE MAY ACCELERATE THE EFFECTIVE DATE OF YOUR REGISTRATION STATEMENT.

      We note the Staff's comment.

ACCOUNTING TREATMENT, PAGE 4

2. WE NOTE YOUR DISCLOSURE HERE AND ELSEWHERE IN THE FILING THAT THERMO IS CONSIDERED TO BE THE ACQUIRER OF FISHER FOR ACCOUNTING PURPOSES. YOU STATE THAT THIS IS DUE TO FACTORS SUCH AS THE COMPOSITION OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT.
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Russell Mancuso
June 30, 2006
Page 2


WE NOTE THAT FOLLOWING THE MERGER,
      CURRENT FISHER AND THERMO STOCKHOLDERS WILL HOLD 61% AND 39% OF THE COMBINED COMPANY, RESPECTIVELY.

     o PLEASE PROVIDE US WITH YOUR DETAILED ANALYSIS OF PARAGRAPH 17 OF SFAS 141 THAT LED TO YOUR DETERMINATION THAT THERMO SHOULD BE CONSIDERED THE ACQUIRING ENTITY.

     o DISCUSS ALL THE FACTORS THAT YOU CONSIDERED IN REACHING YOUR CONCLUSION, AND CLEARLY EXPLAIN WHY YOU BELIEVE CERTAIN FACTORS SUPPORT YOUR CONCLUSION.

     o REVISE THE FILING TO PROVIDE A MORE DETAILED DISCUSSION OF THE BASIS FOR YOUR CONCLUSION THAT THERMO SHOULD BE CONSIDERED THE ACQUIRER OF FISHER FOR ACCOUNTING PURPOSES.

      In connection with our extensive analyses of both companies undertaken prior to executing the Merger Agreement, we evaluated the various accounting considerations with respect to the facts and circumstances contained in the Merger Agreement and other relevant factors in our determination of the accounting acquirer and our conclusions are presented herein. We understand that this analysis needs to be updated before the closing of the merger; however, we do not expect any material change to the relevant factual information.

      Our determination of the accounting acquirer was based upon paragraph 17 of Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS, ("SFAS 141"), which provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities.

      The following analysis presents the criteria outlined in Paragraph 17 of SFAS 141 and the applicable facts and circumstances in the Thermo and Fisher transaction:

     17. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

     a. The relative voting rights in the combined entity after the combination--all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners re-

Russell Mancuso
June 30, 2006
Page 3

          tained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

      Upon consummation of the transaction and after considering all equity securities of the combining entities, including convertible debt obligations, former Thermo shareholders will own approximately 39% of the combined common shares with former Fisher shareholders owning approximately 61% of the common shares.

      We have concluded that this criterion favors Fisher as the accounting acquirer. However, we also believe that mitigating factors exist relating to this criterion. Extensive common ownership lessens the significance of the voting rights criteria. Based on information available to us at the time of the execution of the Merger Agreement, the top 25 common institutional investors own approximately 23% of Thermo and Fisher.

      Furthermore, the director arrangement described in criteria c below will be in place for a period of three years. As the merged company will be a publicly traded company that is widely held, we believe that the relative percentage voting rights attributable to pre-merger Thermo and Fisher shareholders would likely change before the end of the three year period when the relative voting rights could have any significance on the control of the merged company.

      Although this criterion favors Fisher as the acquirer, we believe the level of common institutional investors, as well as the otherwise widely held nature of the remaining ownership, mitigate the criterion. It is also mitigated by the 3-year director arrangement further described in criterion c below.

          b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest--all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

      Upon consummation of the transaction, the largest shareholder is expected to be FMR Corp. (the parent company for the Fidelity mutual funds) with approximately 8% of the outstanding common shares (based upon its holdings of each company's shares at the time this analysis was performed). Given the structure of the board of directors of the combined entity, FMR Corp. is not expected to be able to exert significant influence over the combined entity.

      Neither Thermo or Fisher have a history of shareholders voting their shares in a voting block or acting in concert to exert significant influence over the operating or financial policies of the companies.

      SFAS 141 does not provide further guidance on what constitutes a "large minority voting interest" for purposes of applying this criterion. We believe the intention of this criterion is that

Russell Mancuso
June 30, 2006
Page 4


there may be a large shareholder following a business combination that is able to influence the operating and financial policies of the combined company.

      We have concluded that this criterion is neutral in determining the accounting acquirer.

               c. The composition of the governing body of the combined entity--all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

      Upon the consummation of the transaction, the board of directors of the combined entity will be comprised of five directors nominated by Thermo and three directors nominated by Fisher, and a majority of the committee members as well as the chairman of the Audit, Compensation and Nominating and Corporate Governance committees will be Thermo-nominated directors. Should any vacancies in the combined board occur as a result of a Thermo continuing director ceasing to serve, the vacancy will be filled by a nominee proposed by a majority of the remaining continuing Thermo directors, and vice versa for Fisher board members. A continuing director is defined as a Thermo or Fisher designated director at the time of the merger or a director appointed by Thermo or Fisher directors during the first three years after the merger. Any changes to the bylaw provisions regarding the 5/3 board split during the first three years after the merger require consent of at least 75% of the full Board.

      We have concluded that this criterion indicates that Thermo is the accounting acquirer.

               d. The composition of the senior management of the combined entity--all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

      Upon consummation of the transaction, the CEO, CFO and general counsel of the combined entity will be executives who were Thermo executives prior to the combination. In addition to the CFO and general counsel, there will be several additional senior management positions that report directly to the CEO. Of these additional senior management positions of the combined company that will report to the CEO, Thermo executives will comprise the majority.

      We have concluded that this criterion favors Thermo as the accounting acquirer.

               e. The terms of the exchange of equity securities--all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Russell Mancuso
June 30, 2006
Page 5


      Thermo will be the issuer of common shares that will be exchanged for Fisher shares. Based on the two-to-one exchange ratio and the relative value of the Thermo and Fisher shares on the date preceding the announcement of the merger, a premium of seven percent for Fisher shareholders was negotiated.

      We have concluded that this criterion indicates that Thermo is the accounting acquirer.

                            OTHER QUALITATIVE FACTORS

      Though not specifically outlined in SFAS 141, other qualitative factors were considered in order to assess the reasonableness of our conclusions reached upon assessing the elements specifically outlined in paragraph 17 of SFAS 141.

      We believe the following considerations favor Thermo as the accounting acquirer:

o     Thermo is the issuer of securities and surviving registrant.

     o The merged company will be named Thermo Fisher Scientific and will be headquartered out of Waltham, MA, the current headquarters of Thermo. Thermo's corporate offices will provide corporate-wide functions.

     o Fisher's corporate convertible debt will become convertible into Thermo shares and Thermo will guarantee or become co-obligated on the debt post merger.


      We believe the following consideration favors Fisher as the accounting acquirer:

     o    Fisher is the larger entity by revenue and assets.

                                   CONCLUSION

      Based on our analysis of the facts and circumstances in the Thermo-Fisher transaction and the criteria in paragraph 17 of SFAS 141, we have concluded that Thermo is the accounting acquirer in the transaction. As noted in the analysis, three of the five criteria indicate that Thermo is the accounting acquirer, one of the five criteria indicates that Fisher is the accounting acquirer and one criteria is neutral and does not factor into the decision of the accounting acquirer.

      In reaching our conclusion we considered the guidance in SFAS 141 that each of the criteria has equal weight, that is, there is no presumption that any single criteria is more indicative of which entity is the accounting acquirer than any other criteria. As such, we have concluded that the facts and circumstances in this transaction overwhelmingly indicate that Thermo is the accounting acquirer in the transaction.

Russell Mancuso
June 30, 2006
Page 6


      We have discussed this matter with the Audit Committees of both Thermo and Fisher and they agree with the conclusion reached herein. Additionally, we have consulted with the Independent Registered Public Accounting Firms for Thermo and Fisher, PricewaterhouseCoopers LLP and Deloitte & Touche LLP, respectively, including their national offices, and they concur with the conclusions reached herein.

      In response to the Staff's comment, we propose to expand the disclosure under "Accounting Treatment" on page 48 (and in other sections where similar discussion is presented) to include the facts that support Thermo as the accounting acquirer as follows:

"ACCOUNTING TREATMENT

      Thermo prepares its financial statements in accordance with GAAP. The merger will be accounted for using the purchase method of accounting. Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS, referred to as SFAS 141, provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities. SFAS 141 provides that in a business combination effected through an exchange of equity interests, such as the merger, the entity that issues the equity interests is generally the acquiring entity. In some business combinations, however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. SFAS 141 further provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights of the stockholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

      Based on the Thermo board members and senior management representing a majority of the board and senior management of the combined company, as well as the terms of the exchange, with Fisher shareholders receiving a premium (as of the date preceding the merger announcement) over the fair market value of their shares on such date, Thermo is considered to be the acquirer of Fisher for accounting purposes. This means that Thermo will allocate the purchase price to the fair value of Fisher's assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment annually."



                                   * * * * * *

Russell Mancuso
June 30, 2006
Page 7

      Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (781) 622-1000, Craig Wasserman or Matt Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1000, or Ralph Arditi or Sean Doyle of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3000.



                                   Best regards,

                                   /s/ Seth H. Hoogasian
                                   Seth H. Hoogasian
                                   Vice President, Secretary and General Counsel

cc:

Martin James
Kevin Vaughn
Tom Jones
(Securities and Exchange Commission)

Kevin Clark
Sarah McConnell
(Fisher Scientific International Inc.)